Exhibit 99.1

Scienjoy Holding Corporation Reports Nine Months ended September 30, 2025

Unaudited Financial Results

Revenue decrease by 5.3% but Income from Operations up 30.9% Year Over Year

BEIJING, November 26, 2025 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its unaudited financial results for the nine months ended September 30, 2025.

Nine Months 2025 Operating and Financial Summaries

●	Total revenues decreased to RMB959.3 million (US$134.7 million) for the nine months ended September 30, 2025 from RMB1,012.5 million in the same period of 2024.

●	Gross profit decreased to RMB177.9 million (US$25.0 million) for the nine months ended September 30, 2025 from RMB179.6 million in the same period of 2024.

●	Income from operations increased by 30.9% to RMB46.2 million (US$6.5 million) for the nine months ended September 30, 2025 from RMB35.3 million in the same period of 2024.

●	Net income decreased to RMB14.9 million (US$2.1 million) for the nine months ended September 30, 2025 from RMB34.2 million in the same period of 2024.

●	Net income attributable to the Company’s shareholders decreased to RMB20.2 million (US$2.8 million) for the nine months ended September 30, 2025 from RMB42.7 million in the same period of 2024.

●	Adjusted net income attributable to the Company’s shareholders decreased to RMB26.7 million (US$3.8 million) for the nine months ended September 30, 2025 from RMB50.8 million in the same period of 2024.

●	As of September 30, 2025, the Company had RMB254.1 million (US$35.7 million) in cash and cash equivalents, which represented an increase of RMB1.5 million from RMB252.5 million as of December 31, 2024.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “In the first nine months of 2025, we continued to strengthen our ‘live streaming + gaming’ ecosystem strategy by leveraging artificial intelligence to enhance user experience and improve both platform performance and internal operational efficiency. Our ongoing integration of AI technologies enables more dynamic user interactions, and streamlined management processes that drive higher productivity across the organization.

Building on this momentum, we are expanding AI Vista, our AIGC-driven creative platform, into AI Vista Live — extending AI-powered interaction to both consumers and enterprise users. AI Vista Live combines real-time digital human performance with creative content generation, unlocking new possibilities for entertainment, education, marketing, and corporate engagement.

At the same time, our global expansion continues to advance steadily, driven by our unwavering commitment to evolving from a domestic interactive entertainment leader into a global AI-powered ecosystem platform. Looking ahead, we will remain focused on deepening AI innovation, enhancing operational efficiency, and creating long-term value for our users, partners, and shareholders worldwide.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “The nine-month results demonstrate both the resilience and balance of our business strategy. Despite non-recurring losses related to investment buyback receivables, fair value changes in security investments, and foreign exchange fluctuations, our operating income maintained a robust year-over-year growth rate of 30.9%, even amid a 5.3% decline in revenue. Our improved gross margin further underscores our profitability and resilience against external headwinds. These key metrics reflect the health of our business and our ability to convert an expanding user base into real profit.

With stable cash reserves, we maintain ample liquidity to support ongoing innovation and global expansion. Going forward, we remain firmly committed to our long-term strategy of global growth and continuous innovation in content and technology, delivering sustainable value for both our company and our shareholders.”

Nine Months 2025 Financial Results

Total revenues decreased to RMB959.3 million (US$134.7 million) for the nine months ended September 30, 2025, from RMB1,012.5 million in the same period of 2024, primarily caused by a decrease of paying users due to competitive landscape of China’s mobile live streaming market. Total paying users were 332,408 for the nine months ended September 30, 2025, compared to 386,455 in the same period of 2024.

Cost of revenues decreased to RMB781.3 million (US$109.8 million) for the nine months ended September 30, 2025 from RMB832.9 million in the same period of 2024. The decrease was primarily attributable to a decrease of RMB75.6 million in the Company’s revenue sharing fees, partially offset by an increase of RMB22.7 million in user acquisition costs.

Gross profit decreased to RMB177.9 million (US$25.0 million) for the nine months ended September 30, 2025 from RMB179.6 million in the same period of 2024 and the gross margin increased to 18.5% for the nine months ended September 30, 2025 from 17.7% in the same period of last year due to higher average live streaming revenue per paying user and lower revenue sharing fees during the nine months ended September 30, 2025, showing the Company’s effectiveness in converting high-quality paying user to its gross margin growth.

Total operating expenses decreased to RMB131.7 million (US$18.5 million) for the nine months ended September 30, 2025 from RMB144.3 million in the same period of 2024.

●	Sales and marketing expenses increased by 36.6% to RMB4.6 million (US$0.7 million) for the nine months ended September 30, 2025 from RMB3.4 million in the same period of 2024, primarily attributable to more sales and marketing activities.

●	General and administrative expenses increased by 25.1% to RMB65.6 million (US$9.2 million) for the nine months ended September 30, 2025 from RMB52.5 million in the same period of 2024, primarily caused by an increase of RMB11.7 million in professional consulting fee.

●	Research and development expenses increased by 5.1% to RMB60.7 million (US$8.5 million) for the nine months ended September 30, 2025 from RMB57.8 million in the same period of 2024. The increase was primarily due to an increase of RMB8.1 million in technical services fees, partially offset by a decrease of RMB4.4 million in employee salary and welfare.

●	Provision for credit losses decreased to RMB0.7 million (US$0.1 million) for the nine months ended September 30, 2025 from RMB30.6 million in the same period of 2024, due to a one-time write-off of RMB30.0 million in investment buyback receivable for the nine months ended September 30, 2024.

Income from operations increased by 30.9% to RMB46.2 million (US$6.5 million) for the nine months ended September 30, 2025 from RMB35.3 million in the same period of 2024.

Change in fair value of investment in marketable security was a loss of RMB31.3 million (US$4.4 million) for the nine months ended September 30, 2025, as compared with a gain of RMB12.1 million in the same period of 2024. The change was primarily attributable to the fair value changes in investments in a publicly traded company.

Investment loss decreased to RMB1.1 million (US$0.2 million) for the nine months ended September 30, 2025 from RMB4.4 million in the same period of 2024. The investment loss was primarily attributable to one-time share of unrealized loss in the long-term investments.

Interest income, net decreased to RMB1.3 million (US$0.2 million) for the nine months ended September 30, 2025 from RMB2.8 million in the same period of 2024. The decrease was primarily due to lower interest rate.

Other income, net increased by 1,226.9% to RMB9.5 million (US$1.3 million) for the nine months ended September 30, 2025 from RMB0.7 million in the same period of 2024. The increase was primarily due to increased government subsidies and one-time compensation income. There is no assurance that the Company will continue to receive these subsidies in the future.

Foreign exchange loss, net increased by 289.4% to RMB4.0 million (US$0.6 million) for the nine months ended September 30, 2025 from RMB1.0 million in the same period of 2024.

Income tax expenses decreased to RMB5.7 million (US$0.8 million) for the nine months ended September 30, 2025 from RMB11.2 million in the same period of 2024, which was mainly due to less taxable income.

Net income decreased to RMB14.9 million (US$2.1 million) for the nine months ended September 30, 2025 from RMB34.2 million in the same period of 2024 as a result of the foregoing.

Net income attributable to the Company’s shareholders decreased to RMB20.2 million (US$2.8 million) for the nine months ended September 30, 2025 from RMB42.7 million in the same period of 2024.

Adjusted net income attributable to the Company’s shareholders decreased to RMB26.7 million (US$3.8 million) for the nine months ended September 30, 2025 from RMB50.8 million in the same period of 2024.

Basic and diluted net income per ordinary share were both RMB0.49 (US$0.07) for the nine months ended September 30, 2025. In comparison, basic and diluted net income per ordinary share were both RMB1.03 in the same period of 2024.

Adjusted basic and diluted net income per ordinary share were both RMB0.64 (US$0.09) for the nine months ended September 30, 2025. In comparison, adjusted basic and diluted net income per ordinary share were both RMB1.23 in the same period of 2024.

As of September 30, 2025, the Company had RMB254.1 million (US$35.7 million) in cash and cash equivalents, which represented an increase of RMB1.5 million from RMB252.5 million as of December 31, 2024.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income attributable to the Company’s shareholders is calculated as net income attributable to the Company’s shareholders adjusted for share-based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 30, 2025, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	252,540	254,081	35,691
Accounts receivable, net	226,060	186,551	26,205
Prepaid expenses and other current assets	28,415	32,373	4,547
Amounts due from related parties	-	100	14
Investment in marketable security	37,629	6,293	884
Total current assets	544,644	479,398	67,341

Non-current assets
Property and equipment, net	1,981	1,707	240
Intangible assets, net	405,256	400,254	56,223
Goodwill	182,661	183,063	25,715
Long term investments	257,387	291,952	41,010
Long term deposits and other assets	906	835	117
Right-of-use assets-operating lease	4,845	16,252	2,283
Deferred tax assets	7,505	7,280	1,023
Total non-current assets	860,541	901,343	126,611
TOTAL ASSETS	1,405,185	1,380,741	193,952

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	36,015	19,135	2,690
Accrued salary and employee benefits	22,346	12,084	1,697
Accrued expenses and other current liabilities	6,840	4,491	631
Income tax payable	11,284	12,671	1,780
Lease liabilities-operating lease -current	4,098	3,901	548
Deferred revenue	80,186	50,972	7,160
Total current liabilities	160,769	103,254	14,506

Non-current liabilities
Deferred tax liabilities	58,400	57,389	8,061
Lease liabilities-operating lease -non-current	700	11,956	1,679
Total non-current liabilities	59,100	69,345	9,740
TOTAL LIABILITIES	219,869	172,599	24,246

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively; 39,412,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of September 30, 2025, respectively.
Class A ordinary shares	444,162	450,626	63,299
Class B ordinary shares	23,896	23,896	3,357
Shares to be issued	20,817	20,817	2,924
Treasury stocks	(19,952)	(19,952)	(2,803)
Statutory reserves	50,705	52,462	7,369
Retained earnings	662,499	680,984	95,657
Accumulated other comprehensive income	16,967	18,005	2,529
Total shareholders’ equity	1,199,094	1,226,838	172,332
Non-controlling interests	(13,778)	(18,696)	(2,626)
TOTAL EQUITY	1,185,316	1,208,142	169,706
TOTAL LIABILITIES AND EQUITY	1,405,185	1,380,741	193,952

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the nine months ended
	September 30,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	981,002	918,930	129,081
Live streaming - time based virtual items revenue	18,180	13,307	1,869
Technical services and others	13,336	27,015	3,795
Total revenues	1,012,518	959,252	134,745
Cost of revenues	(832,942)	(781,334)	(109,753)
Gross profit	179,576	177,918	24,992
Operating expenses
Sales and marketing expenses	(3,397)	(4,639)	(652)
General and administrative expenses	(52,454)	(65,619)	(9,217)
Research and development expenses	(57,800)	(60,719)	(8,529)
Provision for doubtful accounts	(30,628)	(722)	(101)
Total operating expenses	(144,279)	(131,699)	(18,499)
Income from operations	35,297	46,219	6,493
Change in fair value of investment in marketable security	12,061	(31,336)	(4,402)
Investment loss	(4,396)	(1,079)	(152)
Interest income, net	2,800	1,291	181
Other income, net	713	9,461	1,329
Foreign exchange gain (loss), net	(1,030)	(4,011)	(563)
Income before income taxes	45,445	20,545	2,886
Income tax expenses	(11,242)	(5,676)	(797)
Net income	34,203	14,869	2,089
Less: net loss attributable to noncontrolling interest	(8,488)	(5,373)	(755)
Net income attributable to the Company’s shareholders	42,691	20,242	2,844

Other comprehensive income:
Other comprehensive income - foreign currency translation adjustment	483	1,493	210
Comprehensive income	34,686	16,362	2,299
Less: comprehensive loss attributable to non-controlling interests	(8,488)	(4,918)	(691)
Comprehensive income attributable to the Company’s shareholders	43,174	21,280	2,990

Weighted average number of shares:
Basic	41,300,961	41,695,853	41,695,853
Diluted	41,496,822	41,695,853	41,695,853
Earnings per share:
Basic	1.03	0.49	0.07
Diluted	1.03	0.49	0.07

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the nine months ended
	September 30,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$
Net income attributable to the Company’s shareholders	42,691	20,242	2,844
Less:
Share-based compensation	(8,149)	(6,464)	(908)
Adjusted net income attributable to the Company’s shareholders*	50,840	26,706	3,752

Adjusted net income per ordinary share
Basic	1.23	0.64	0.09
Diluted	1.23	0.64	0.09

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding share-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” above.